UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12619

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments	$262,433,656	$288,846,663
Employer contributions receivable	2,607,575	2,266,653
Participant contributions receivable	130,517	56,789
Dividend receivable	-	86,068
Due from other plans	-	16,589,829
Total assets	265,171,748	307,846,002

Liabilities
Fees payable	19,157	16,656
Corrective distributions payable	343,055	155,501
Total liabilities	362,212	172,157

Net Assets Available for Benefits	$264,809,536	$307,673,845

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007

Investment (loss) income
Net (depreciation) appreciation in fair value of investments	$(68,365,249)	$6,511,569
Interest and dividend income	8,516,546	14,822,750
Total investment (loss) income	(59,848,703)	21,334,319

Contribution additions
Employer	9,346,272	5,474,095
Participants	26,832,804	12,370,304
Total contribution additions	36,179,076	17,844,399

Deductions
Benefits paid	(19,471,713)	(18,241,108)
Corrective distributions	(358,766)	(176,722)
Other deductions	(188,142)	(162,720)
Total deductions	(20,018,621)	(18,580,550)

Net (Decrease) Increase in Net Assets before Transfers	(43,688,248)	20,598,168

Transfers
Asset transfers in	823,939	19,577,834

Net (Decrease) Increase in Net Assets Available for Benefits	(42,864,309)	40,176,002

Net Assets Available for Benefits:
Beginning of year	307,673,845	267,497,843
End of year	$264,809,536	$307,673,845

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Purpose.  The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting.

Eligibility.  All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States are eligible to participate to the extent permitted by the Plan or applicable law.  Employees are generally eligible at date of hire.

Plan Administration.  The Plan is administered by the Company.  Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan.  The Board has designated the Company’s Employee Benefits Trustees Committee (the EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions.  The pre-tax contribution amount, Roth contribution (after tax), or combination of pre-tax contribution and Roth contribution, was limited to $15,500 for 2008, and a catch-up contribution for individuals aged 50 or over was limited to $5,000 per calendar year.  Subject to such limitations, participants may generally make basic Roth or pre-tax contributions of 2% to 50% of their compensation, in 1% increments.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

Effective July 1, 2008, the Company contributes 100% of the first 6% of pay contributed for certain administrative employees. Prior to July 1, 2008, the Company contributed the following depending on years of service: 25% on up to 6% of pay for certain administrative employees with one year of service but less than two; 100% of the first 3% of pay contributed and 50% of the next 3% of pay contributed for certain administrative employees with more than two but less than fifteen years of service; 100% of the first 6% of pay contributed for certain administrative employees with more than fifteen years of service.  Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels.  In addition, certain production employees receive non-matching Company contributions.

Investment of Funds.  All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company or any successor trustee selected by the EBTC.  The value of the trust funds change according to increases or decreases in the value of the assets, gain or loss on sale of assets, and income from dividends and interest held therein.  In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable.  During the plan years ended December 31, 2008 and 2007, participants were able to allocate their contributions among the following investment options: Royce Total Return Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund.

Plan Withdrawals, Loans and Forfeitures.  Upon participant termination, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative.  Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions.  Plan withdrawals may be made prior to termination or retirement for cases of hardship.  Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit participants to borrow from their credited account balances.  Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination.  Amounts forfeited are used to reduce Company matching contributions required under the Plan.  Forfeitures, net of amounts restored, during the years ended December 31, 2008 and 2007 were $207,567 and $78,579, respectively.

Plan Amendments and Termination.  The Board, and in certain limited circumstances the EBTC and the Co-Chief Executive Officers of the Company, may amend the Plan.  The Board may also terminate the Plan or direct that Company matching contributions cease.  In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting.  The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Standards.  In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, "Fair Value Measurements" which was adopted for the Plan's 2008 financial statements.  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The adoption of this Statement did not have a material effect on the Plan's financial statements but resulted in modified disclosures in the notes (see Note 3).

Investments.  Plan investments in common stock and shares of registered investment companies (mutual funds) are carried at fair market value based on closing prices on the last business day of the plan year.  Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date.  Participant loans are valued at cost, which approximates fair value.  Units of the Retirement Savings Trust are valued at net asset value at year-end.  The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position).  Purchases and sales of investments are recorded on a trade-date basis.  Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses.  Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method.  Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.  Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 – Fair Value Measurements

The Plan adopted FAS 157 on January 1, 2008, which among other things, requires enhanced disclosures about assets and liabilities measured at fair value.  This adoption was limited to financial assets and liabilities.

FAS 157 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures.  The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable.  Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:
Level 1 –	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 –
Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 –	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table represents the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008 and the basis for that measurement:

	Total	Level 1	Level 2	Level 3

Mutual funds	$166,719,241	$166,719,241	$-	$-
Common stock	49,089,562	49,089,562	-	-
Common/collective trusts	33,605,475	-	33,605,475	-
Participant loans	13,019,378	-	-	13,019,378
	$262,433,656	$215,808,803	$33,605,475	$13,019,378

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  The fair value of common stock is based on quoted market prices.  Common/collective trusts are maintained by investment companies and hold certain investments in accordance with a stated set of fund objectives. The fund administrator fair values the fund on a daily basis using the net asset value per fund share (the unit of account), derived from the quoted prices in active markets of the underlying securities. However, because the values of these commingled funds are not publicly quoted and not traded in an active market, they have been categorized in Level 2.   The fair value of participant loans is equal to the amortized cost of the loans.  The following table provides further detail of the participant loans fair value measurements as of December 31, 2008.

Balance December 31, 2007	$10,131,196
Interest income	793,691
Purchases, sales, issuances, and settlements, net	1,270,552
Asset transfers in	823,939
Balance December 31, 2008	$13,019,378

Note 4 – Investments

The following table presents the carrying value of all of the Plan’s investments.

	December 31,
	2008	2007
Common stock:
Ralcorp Holdings, Inc.	$49,089,562	$45,497,771
Mutual funds:
Royce Total Return Fund	1,308,911	2,039,038
Vanguard 500 Index Fund	28,667,248	43,700,972
Vanguard Explorer Fund	7,987,149	13,965,259
Vanguard Extended Market Index Fund	2,966,324	3,521,514
Vanguard Federal Money Market Fund	30,155,688	24,907,627
Vanguard International Growth Fund	9,177,113	17,434,616
Vanguard PRIMECAP Fund	7,649,270	9,893,445
Vanguard REIT Index Fund	2,543,207	3,909,497
Vanguard Small-Cap Index Fund	2,047,240	3,218,897
Vanguard Total Bond Market Index Fund	20,229,206	13,942,834
Vanguard Total International Stock Index Fund	4,430,937	7,029,185
Vanguard Wellington Fund	29,500,637	32,464,590
Vanguard Windsor II Fund	20,056,311	32,712,908
Common/collective trusts:
Vanguard Retirement Savings Trust	33,605,475	24,477,314
Participant loans	13,019,378	10,131,196
	$262,433,656	$288,846,663

During 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2008	2007

Common stock	$(1,623,593)	$8,077,297
Mutual funds	(66,741,656)	(1,565,728)
	$(68,365,249)	$6,511,569

Note 5 – Related Party Transactions

Certain plan investments are shares of Ralcorp common stock.  Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest.  At December 31, 2008, these shares had a total cost of $28,024,160 and market value of $49,089,562.  At December 31, 2007, these shares had a total cost of $19,412,299 and market value of $45,497,771.  During 2008, the Plan purchased $32,211,036 and sold $26,995,650 of such assets.  During 2007, the Plan purchased $16,023,195 and sold $17,969,414 of such assets.

Certain Plan investments are shares of mutual funds managed and/or held by Vanguard.  Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  At December 31, 2008, these shares had a total cost of $242,023,382 and market value of $199,015,805.  At December 31, 2007, these shares had a total cost of $211,866,760 and market value of $231,178,658.  During 2008, the Plan purchased $121,881,664 and sold $87,913,356 of such assets.  During 2007, the Plan purchased $71,482,634 and sold $55,912,101 of such assets.  Administrative fees paid to Vanguard by the Plan amounted to $159,314 and $134,829 for the years ended December 31, 2008 and 2007, respectively.

Note 6 – Income Tax Status

The Plan obtained its latest determination letter on July 6, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code as a qualified plan exempt from income tax.  The Plan has been amended since that date, but the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Participants’ basic contributions, Company matching contributions, and earnings of plan investments are not subject to federal income tax until distributed from the Plan.  Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001.  Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

Note 7 – Asset Transfers

After the acquisition of the Post Foods business by Ralcorp in August 2008, assets totaling $823,939 related to Post Foods participant loan balances were transferred into the Ralcorp Holdings, Inc. Savings Investment Plan.  Accordingly, that amount was reported in “Asset transfers in” in the accompanying financial statements for the year ended December 31, 2008.

Assets totaling $963,736 related to participants’ balances in Parco Foods, L.L.C. Retirement and Savings plan were merged into the Ralcorp Holdings, Inc. Savings Investment Plan on April 2, 2007.  Accordingly, that amount was reported in “Asset transfers in” in the accompanying financial statements for the year ended December 31, 2007.

On December 31, 2007, Medallion Foods, Inc. 401(k) Profit Sharing Plan and Cottage Bakery, Inc. 401(k) Profit Sharing Plan were merged into the Plan with assets totaling $2,937,728 and $15,676,370, respectively.  All assets were received by the Plan in January 2008.  Accordingly, these amounts were reported in “Assets transfers in” and “Due from other plans” in the accompanying financial statements for the year ended December 31, 2007.

SUPPLEMENTAL SCHEDULE

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

The Royce Funds	Royce Total Return Fund	$1,308,911
* The Vanguard Group	Vanguard 500 Index Fund	28,667,248
* The Vanguard Group	Vanguard Explorer Fund	7,987,149
* The Vanguard Group	Vanguard Extended Market Index Fund	2,966,324
* The Vanguard Group	Vanguard Federal Money Market Fund	30,155,688
* The Vanguard Group	Vanguard International Growth Fund	9,177,113
* The Vanguard Group	Vanguard PRIMECAP Fund	7,649,270
* The Vanguard Group	Vanguard REIT Index Fund	2,543,207
* The Vanguard Group	Vanguard Small-Cap Index Fund	2,047,240
* The Vanguard Group	Vanguard Total Bond Market Index Fund	20,229,206
* The Vanguard Group	Vanguard Total International Stock Index Fund	4,430,937
* The Vanguard Group	Vanguard Wellington Fund	29,500,637
* The Vanguard Group	Vanguard Windsor II Fund	20,056,311
	Total Investment in Shares in
	Registered Investment Companies	166,719,241

* The Vanguard Group	Vanguard Retirement Savings Trust	33,605,475

* Participants	Loans at 4.00% - 10.50% maturing
	January 2009 through January 2014	13,019,378

* Ralcorp Holdings, Inc.	Common Stock	49,089,562

	Total Investments	$262,433,656

* Party-in-interest

Report of Independent Registered Public Accounting Firm

Participants of the Ralcorp Holdings, Inc. Savings Investment Plan and
The Employee Benefits Trustees Committee of Ralcorp Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.

St. Louis, Missouri
June 29, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

Date: June 29, 2009	By: /s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

EXHIBIT INDEX

Exhibits

23	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace, L.L.C.